UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2014

Commission File Number:  001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Notice of Failure to Satisfy a Continued Listing Standard

On February 24, 2014, Infinity Cross Border Acquisition Corporation (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Listing Rule 5550(a)(3) (the “Minimum Holders Rule”), which requires the Company to have at least 300 public holders of its ordinary shares for continued listing on the exchange.

The Notice stated that, no later than April 10, 2014, the Company is required to submit a plan to regain compliance with the Minimum Holders Rule. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Notice to evidence compliance with the Minimum Holders Rule. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel. The Company intends to submit a plan with Nasdaq on or before April 10, 2014 to regain compliance and maintain its Nasdaq listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

Dated: February 28, 2014	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman